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Spherion Corporation

Election Form

To Tender Options to Purchase Shares of Common Stock
In Exchange for Replacement Options
Pursuant to the Offer to Exchange Dated December 21, 2001
The Offer and Withdrawal Rights Expire at
5:00 p.m., Eastern time, on January 31, 2002,
Unless the Offer is Extended.

     Complete this form, sign it and deliver it to Joan Lancellot, Senior Legal Assistant, at Spherion Corporation, 2050 Spectrum Boulevard, Ft. Lauderdale, Florida 33309, facsimile: (954) 938-7780, as soon as possible, but in any event, before 5:00 p.m. Eastern time on January 31, 2002.

    Delivery of this election form by regular mail to an address other than as set forth above or transmission via facsimile to a number other than as set forth above will not constitute a valid delivery.

    Name of Optionee:

     Social Security Number:        -      -

    I have received and read the letter from Cinda Hallman dated December 21, 2001, as well as the "Offer to Exchange Outstanding Options Under Eligible Stock Option Plans." I understand that I may tender any eligible options under the eligible option plans. In return, after Spherion has accepted and cancelled my tendered options, Spherion will grant me, on August 9, 2002, or on a later date if the expiration date is extended, one replacement option for every 2 1/2 eligible options that I tender.

    I understand the following:

  •
  I must be employed from the date my tendered options are cancelled until the replacement grant date to receive any replacement options.

  •
  The exercise price of the replacement options will be equal to the closing sales price of Spherion common stock on the replacement grant date.

  •
  The common stock underlying the replacement options will vest over two years: 50% on the one-year anniversary of the grant date and 50% on the two-year anniversary of the grant date.

  •
  Except for the exercise price and the vesting schedule, the potential charge in tax treatment as qualified or non-qualified options, and other differences described in Section 13 of the Offer to Exchange, all of the terms of the replacement options will be substantially the same as the terms of the options being cancelled.

  •
  I will not be eligible to receive any other options until the replacement grant date.

  •
  Under certain circumstances set forth in the Offer to Exchange, Spherion may terminate or amend the offer and postpone its acceptance and cancellation of any options elected for exchange.

    If Spherion accepts the options tendered hereby for exchange, I agree to give up my entire ownership interest in the options tendered, which are listed below, and I understand that they will become null and void on the date Spherion accepts my options for exchange. I acknowledge that this election is entirely voluntary.

    I hereby make the following election(s) with regard to my eligible option grants:

    If you need additional space, you can make a copy of this page.

    1.  Option Granted on                    ,      for              shares of common stock.

    2.  Option Granted on                    ,      for              shares of common stock.

    3.  Option Granted on                    ,      for              shares of common stock.

    4.  Option Granted on                    ,      for              shares of common stock.

    5.  Option Granted on                    ,      for              shares of common stock.

    Optionee's Signature:

    Date:

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Spherion Corporation Election Form